Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports First Half 2025 Financial Results

●	Total revenues decreased by 14.2% year over year to RMB585.1 million (US$81.7 million)[1].

●	Income from operations was RMB91.5 million (US$12.8 million)[1] compared to RMB156.7 million for the first half of 2024.

●	Net income was RMB198.8 million (US$27.7 million)[1] compared to RMB119.6 million for the first half of 2024.

●	Adjusted EBITDA (non-GAAP) [2]decreased by 22.2% year over year to RMB149.7 million (US$20.9 million)[1]。

●	Core net income (non-GAAP) [3]decreased by 29.6% year over year to RMB92.1 million (US$12.9 million)[1].

SHANGHAI, September 30, 2025 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality and restaurant management group in China, today announced its unaudited financial results for the first half of 2025.

First Half 2025 Operational Highlights

Hotels

●	A total of 4,509 hotels with 321,977 hotel rooms were in operation as of June 30, 2025.

●	The Company opened 138 hotels and had a pipeline of 1,245 hotels contracted for or under development as of June 30, 2025.

●	The average daily room rate was RMB157 in the first quarter of 2025, a decrease of 6.9% from RMB169 in the first quarter of 2024, and RMB166 in the second quarter of 2025, a 3.9% year-over-year decrease.

●	The occupancy rate was 64.0% in the first quarter of 2025, down from 67.8% in the first quarter of 2024, and 67.9% in the second quarter of 2025, compared to 72.5% in the second quarter of 2024.

●	Revenue per available room, or RevPAR, was RMB100 in the first quarter of 2025, a 12.1% year-over-year decrease, and RMB113 in the second quarter of 2025, a 10.0% year-over-year decrease.

1.	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB 7.1636 on June 30, 2025 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20250707/.

2.	Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities and other general expenses, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the above mentioned definition.

3.	Core net income is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), other expense(net of 25% tax), one-time fees and expense, and other general expenses but excludes government subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).

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Restaurants

●	A total of 183 restaurants were in operation as of June 30, 2025

●	The AC (average check) was RMB48 in the first quarter of 2025, a 21.5% year-over-year decrease, and RMB43 in the second quarter of 2025, a 23.8% year-over-year decrease.

●	The ADT (average daily tickets) was 83 in the first quarter of 2025, down from 94 in the first quarter of 2024, and 85 in the second quarter of 2025, compared to 90 in the second quarter of 2024.

●	The ADS (average daily sales per store) was RMB 4,029 in the first quarter of 2025, a decrease of 37.1% from RMB 5,525 in the first quarter of 2024, and RMB 3,629 in the second quarter of 2025, a 30.5% year-over-year decrease.

First Half 2025 Financial Results

	Six months Ended
	June 30, 2024	June 30, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	228,393,612	89,674,836	-	318,068,448
Franchised-and-managed revenues	308,970,282	3,769,753	-	312,740,035
Wholesales and others	2,085,205	49,505,598	-460,202	51,130,601
Total revenues	539,449,099	142,950,187	-460,202	681,939,084

	Six months Ended
	June 30, 2025	June 30, 2025	June 30, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	194,759,527	59,058,453	-207,413	253,610,567	35,402,670
Franchised-and-managed revenues	291,753,194	3,176,474	-	294,929,668	41,170,594
Wholesales and others	1,478,298	35,511,759	-443,807	36,546,250	5,101,660
Total revenues	487,991,019	97,746,686	-651,220	585,086,485	81,674,924

Total revenues for the first half of 2025 were RMB585.1 million (US$81.7 million)1, a 14.2% year-over-year decrease.

Hotel revenues were RMB488.0 million (US$68.1 million), a 9.5% year-over-year decrease due to an 11% year-over-year decrease in blended RevPAR across the first half year and the closure of 9 L&O hotels since the third quarter of last year. The decrease was partially offset by revenues from new openings.

Restaurant revenues were RMB97.7 million (US$13.6 million), a 31.6% year-over-year decrease, mainly due to the decrease in the number of L&O stores and lower ADS in the second quarter low season.

Total revenues from leased-and-operated, or L&O, hotels and restaurants were RMB253.6 million (US$35.4 million)1, a 20.3% year-over-year decrease.

Total revenues from L&O hotels were RMB 194.8 million (US$27.2 million)1, a 14.7% year-over-year decrease. The decrease was primarily attributable to the closing of 9 L&O hotels since the third quarter of last year, a 3.4% year-over-year decrease in RevPAR, and a reduction in sublease revenues mainly due to lease expiration.

Total revenues from L&O restaurants were RMB59.1 million (US$8.2 million)1, a 34.1% year-over-year decrease, mainly due to the closure of 13 L&O restaurants since the third quarter of 2024 and the year-over-year decrease in ADS.

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Total revenues from franchised-and-managed, or F&M, hotels and restaurants were RMB294.9 million (US$41.2 million), a 5.7% year-over-year decrease.

Total revenues from F&M hotels were RMB291.8 million (US$40.7 million)1, a 5.6% year-over-year decrease, primarily due to a 11% decrease in F&M hotels’ blended RevPAR across the first half year and partially offset by new openings.

Total revenues from F&M restaurants were RMB3.2 million (US$0.4 million)1, a 15.7% year-over-year decrease, mainly due to the year-over-year decrease in ADS and partially offset by new openings.

Total revenues from wholesale and others were RMB36.5 million (US$ 5.1 million)1, a 28.5% year-over-year decrease, mainly due to the decline in the wholesale segment of the restaurant business.

Total operating costs and expenses

	Six Months Ended
	June 30, 2024	June 30, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	295,609,282	117,276,623	-440,869	412,445,036
Selling and marketing expenses	28,677,514	5,591,136	-19,334	34,249,316
General and administrative expenses	87,397,198	15,778,679	-	103,175,877
Other operating expenses	938,244	1,481,949	-	2,420,193
Other general expenses	11,756,531	-	-	11,756,531
Total operating costs and expenses	424,378,769	140,128,387	-460,203	564,046,953

	Six Months Ended
	June 30, 2025	June 30, 2025	June 30, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	286,868,623	84,128,367	-651,220	370,345,770	51,698,276
Selling and marketing expenses	22,964,944	4,564,490	-	27,529,434	3,842,961
General and administrative expenses	79,683,639	10,475,363	-	90,159,002	12,585,711
Other operating expenses	4,290,239	442,297	-	4,732,536	660,637
Other general expenses	11,611,311	-	-	11,611,311	1,620,877
Total operating costs and expenses	405,418,756	99,610,517	-651,220	504,378,053	70,408,462

Operating costs were RMB370.3 million (US$51.7 million)1, a 10.2% year-over-year decrease.

Operating costs of the hotel business were RMB286.9 million (US$40.0 million)1, a 0.9% year-over-year decrease. The decrease was mainly attributable to lower depreciation and amortization and lower consumable, food and beverage caused by the closing of L&O hotels, partially offset by the rental increase caused by the renewal of certain lease agreements.

Operating costs of the restaurant business were RMB84.1 million (US$11.7 million)1, a 28.3% year-over-year decrease. The decrease was mainly due to the closure of L&O stores.

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Selling and marketing expenses were RMB27.5 million (US$3.8 million)1, a 19.6% year-over-year decrease.

Selling and marketing expenses of the hotel business were RMB23.0 million (US$3.2 million)1, a19.9% year-over-year decrease. The decrease was mainly due to lower advertising expenses, traveling and meal expenses.

Selling and marketing expenses of the restaurant business were RMB4.6 million (US$0.6 million)1, an 18.4% year-over-year decrease.

General and administrative, or G&A expenses were RMB90.2 million (US$12.6 million)1, a 12.6% year-over-year decrease.

G&A expenses of the hotel business were RMB79.7 million (US$11.1 million)1, a 14.7% year-over-year decrease. The decrease was mainly due to a decrease in depreciation and amortization and lower consulting fees.

G&A expenses of the restaurant business were RMB10.5 million (US$1.5 million)1, a 33.6% year-over-year decrease, mainly due to lower staff related expenses.

Other general expenses of the hotel business were RMB11.6 million (US$1.6 million)1, a 1.2% year-over-year decrease. These expenses for the first half of 2025 include only the provisions for loan receivables related to franchisee loans.

Gross profit was RMB214.7 million (US$30.0 million)1, a year-over-year decrease of 22.1%. Gross margin was 36.7%, compared to 40.4% in the first half of 2024. Gross profit of the hotel business was RMB201.1 million (US$28.1 million)1, a 19.5% year-over-year decrease. Gross profit of the restaurant business was RMB13.6 million (US$1.9 million)1, a 47.0% year-over-year decrease.

Income from operations was RMB91.5 million (US$12.8 million)1 , compared to RMB156.7 million in the first half of 2024, with a margin of 15.6%.

Income from operations of the hotel business was RMB93.0 million (US$13.0 million)1 , compared to income from operations of RMB151.9 million in the first half of 2024, with a margin of 19.1%.

Income from operations of the hotel business in the first half of 2024 included the gain form the disposal of a property. Excluding this impact and the impact from the closing of L&O hotels, as well as the impact of bad debts, income from operations purely related to operations decreased by approximately 12.1%.

Income (loss) from operations of the restaurant business in the first half of 2025 was a loss of RMB1.5 million (US$0.2 million)1, compared to income from operations of RMB4.7 million in the first half of 2024, with a margin of -1.5%.

Net income in the first half of 2025 was RMB198.8 million (US$27.7 million)1, compared to net income of RMB119.6 million in the first half of 2024, and net margin was 34.0%.

Net income of the hotel business was RMB200.6 million (US$28.0 million)1, compared to a net income of RMB120.4 million in the first half of 2024, and net margin was 41.1%. Hotel net income was impacted by the divestment of our ownership in Argyle, the realized gain from an equity investment, foreign exchange losses, the closure of L&O hotels, and bad debt expenses driven by accounts receivables. Excluding these factors, net income decreased by almost 9.5%.

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Net income (loss) of the restaurant business in the first half of 2025 was a loss of RMB1.8 million (US$0.3 million)1, compared to a net income of RMB3.7 million in the first half of 2024, and net margin was -1.9%.

Adjusted EBITDA (non-GAAP)2 was RMB149.7 million (US$20.9 million)1, a year-over-year decrease of 22.2%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 25.6%, compared to 28.2% in the first half of 2024.

Core net income (non-GAAP) was RMB92.1 million (US$12.9 million)1, a year-over-year decrease of 29.6%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, for the first half of 2025 was 15.7%, compared to 19.2% in the first half of 2024.

Earnings per American Depositary Share, or ADS, (basic and diluted) were RMB1.99 (US$0.28)1, increased from RMB1.19 in the first half of 2024.

Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.91 (US$0.13)1, decreased from RMB1.29 in the first half of 2024.

Cash flow- Operating cash inflow was RMB104.8 million (US$14.6 million)1 as a result of income from operations. Investing cash inflow for the first half of 2025 was RMB77.0 million (US$10.8 million)1, which was primarily due to the disposal of our ownership in Argyle. Financing cash outflow was RMB0.2 million (US$0.03 million)1, due to the repayment of bank loans by the end of June 2025.

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposits. As of June 30, 2025, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB2,034.9 million (US$284.1 million)1,compared to RMB1,839.1 million as of December 31, 2024. The increase was mainly attributable to continued operating cash inflow and the divestment of our investment in Argyle.

Guidance

Based on our performance in the first half of 2025 and considering the impact from closure of certain L&O hotels due to lease expiration and business strategy adjustments, we adjust our previous revenue guidance for the hotel business to -10% to -13% year-over-year.

Dividend distribution

The board of directors has approved the payment of a cash dividend of US$0.06 per ordinary share, or US$0.06 per American Depositary Share(“ADS”) payable to holders of the Company’s ordinary shares shown on the Company’s record at the close of trading on October 31, 2025 (the “Record Date”).

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present them, are useful financial metrics to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

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The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms Adjusted EBITDA and core net income are not defined under U.S. GAAP, and Adjusted EBITDA and core net income are not measures of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of June 30, 2025, GreenTree had a total number of 4,509 hotels and 183 restaurants. In 2024, HOTELS magazine ranked GreenTree 13th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225. GreenTree was the fourth largest hospitality company in China in 2024 according to the China Hospitality Association.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, and efficient system, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Financial Tables and Operational Data Follow

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,490,235,562	1,666,620,666	232,651,274
Restricted cash	16,096,476	11,391,736	1,590,225
Short-term investments	10,475	33,622	4,693
Investments in equity securities	-	-	-
Accounts receivable, net of allowance	99,688,034	118,040,098	16,477,762
Amounts due from related parties	21,839,929	21,683,467	3,026,895
Inventories	6,881,470	7,269,088	1,014,726.00
Other current assets	114,898,590	140,022,478	19,546,384
Loans receivable, net	85,463,467	64,146,183	8,954,462
Total current assets	1,835,114,003	2,029,207,338	283,266,421

Non-current assets:
Amounts due from a related party	110,000,000	110,000,000	15,355,408
Restricted cash	18,869,900	18,869,900	2,634,136
Long-term time deposits	285,570,000	285,570,000	39,864,035
Loans receivable, net	15,372,238	12,404,118	1,731,548
Property and equipment, net	649,528,210	631,282,765	88,123,676
Intangible assets, net	75,677,551	74,635,340	10,418,692
Goodwill	96,074,468	96,074,468	13,411,479
Long-term investments	184,024,217	202,703,037	28,296,253
Operating lease right-of-use assets	1,328,582,419	1,352,475,974	188,798,366
Other assets	102,545,848	136,936,782	19,115,638
Deferred tax assets	245,760,095	243,030,389	33,925,734
TOTAL ASSETS	4,947,118,949	5,193,190,111	724,941,386

LIABILITIES AND EQUITY
Current liabilities:
Long-term bank loans, current portion	-	-	-
Short-term bank loans	400,000	400,000	55,838
Accounts payable	56,488,405	48,217,419	6,730,892
Advance from customers	25,684,437	27,171,457	3,792,989
Amounts due to related parties	17,462,176	15,717,073	2,194,019
Salary and welfare payable	78,234,585	78,631,590	10,976,547
Deferred revenue	175,046,178	158,656,395	22,147,579
Accrued expenses and other current liabilities	481,910,291	528,230,470	73,738,130
Income tax payable	88,876,497	85,376,977	11,918,166
Dividends payable	-	-	-
Operating lease liabilities, current	241,363,244	253,428,345	35,377,233
Total current liabilities	1,165,465,813	1,195,829,726	166,931,393

Long-term bank loans	256,200,000	256,000,000	35,736,222
Deferred revenue	176,353,919	167,654,624	23,403,683
Other long-term liabilities	120,975,955	119,503,626	16,682,063
Operating lease liabilities, non-current	1,215,776,075	1,259,009,381	175,750,933
Deferred tax liabilities	79,670,908	59,930,841	8,366,023
Unrecognized tax benefits	440,072,214	445,234,185	62,152,296
TOTAL LIABILITIES	3,454,514,884	3,503,162,383	489,022,613

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	31,071,957
Class B ordinary shares	115,534,210	115,534,210	16,127,954
Treasury Stock	(37,043,116)	(48,049,536)	(6,707,457)
Additional paid-in capital	1,680,148,272	1,609,972,272	224,743,463
Retained earnings (Accumulated losses)	(528,513,571)	(256,875,683)	(35,858,463)
Accumulated other comprehensive income	6,033,263	15,696,666	2,191,170
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,458,746,128	1,658,864,999	231,568,624

Non-controlling interests	33,857,937	31,162,729	4,350,149
Total shareholders’ equity	1,492,604,065	1,690,027,728	235,918,773

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,947,118,949	5,193,190,111	724,941,386

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Revenues
Leased-and-operated revenues	318,068,448	253,610,567	35,402,670
Franchised-and-managed revenues	312,740,035	294,929,668	41,170,594
Wholesales and others	51,130,601	36,546,250	5,101,660
Total revenues	681,939,084	585,086,485	81,674,924

Operating costs and expenses
Operating costs	(412,445,036)	(370,345,770)	(51,698,276)
Selling and marketing expenses	(34,249,316)	(27,529,434)	(3,842,961)
General and administrative expenses	(103,175,877)	(90,159,002)	(12,585,711)
Other operating expenses	(2,420,193)	(4,732,536)	(660,637)
Other general expenses	(11,756,531)	(11,611,311)	(1,620,877)
Total operating costs and expenses	(564,046,953)	(504,378,053)	(70,408,462)

Other operating income	38,768,237	10,762,347	1,502,366
Income from operations	156,660,367	91,470,779	12,768,828

Interest income and other, net	19,950,499	18,563,426	2,591,354
Interest expense	(4,369,058)	(3,817,915)	(532,960)
Gains (losses) from investment in equity securities	(15,424,655)	24,800,795	3,462,057
Other income, net	16,791,024	97,329,451	13,586,667
Income before income taxes	173,608,177	228,346,536	31,875,946

Income tax expense	(53,181,694)	(30,183,730)	(4,213,486)
Income (loss) before share of gains in equity investees	120,426,483	198,162,806	27,662,460

Share of loss/(income) in equity investees, net of tax	(869,757)	603,873	84,297
Net income(loss)	119,556,726	198,766,679	27,746,757

Net loss/(income) attributable to non-controlling interests	1,030,179	2,695,208	376,237
Net income attributable to ordinary shareholders	120,586,905	201,461,887	28,122,994

Net earnings per share[1]
Class A ordinary share-basic and diluted	1.19	1.99	0.28
Class B ordinary share-basic and diluted	1.19	1.99	0.28

Net earnings per ADS[1]
Class A ordinary share-basic and diluted	1.19	1.99	0.28
Class B ordinary share-basic and diluted	1.19	1.99	0.28

Weighted average shares outstanding
Class A ordinary share-basic and diluted	66,780,612	66,636,925	66,636,925
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	(8,105,751)	9,663,403	1,348,959
Unrealized gains(loss) on available-for-sale investments, net of tax

Comprehensive income, net of tax	111,450,975	208,430,082	29,095,716

Comprehensive loss/(income) attributable to non-controlling interests	1,030,179	2,695,208	376,237
Comprehensive income (loss) attributable to ordinary shareholders	112,481,154	211,125,290	29,471,953

1.	Each ADS represents one ordinary share. EPS per ADS equals EPS per ordinary share.

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GreenTree Hospitality Group Ltd.

Unaudited Hotel Business Results

	Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Revenues
Leased-and-operated revenues	228,393,613	194,759,527	27,187,382
Franchised-and-managed revenues	308,970,282	291,753,194	40,727,175
Others	2,085,206	1,478,297	206,362
Total revenues	539,449,101	487,991,018	68,120,919

Operating costs and expenses
Hotel operating costs	(295,609,282)	(286,868,623)	(40,045,316)
Selling and marketing expenses	(28,677,514)	(22,964,944)	(3,205,783)
General and administrative expenses	(87,397,198)	(79,683,639)	(11,123,407)
Other operating expenses	(938,244)	(4,290,239)	(598,894)
Other general expenses	(11,756,531)	(11,611,311)	(1,620,877)
Total operating costs and expenses	(424,378,769)	(405,418,756)	(56,594,277)

Other operating income	36,850,398	10,391,669	1,450,621
Income from operations	151,920,730	92,963,931	12,977,263

Interest income and other, net	19,908,718	18,502,925	2,582,909
Interest expense	(4,369,058)	(3,769,199)	(526,160)
Gains (losses) from investment in equity securities	(10,784,976)	24,800,795	3,462,057
Other income, net	16,709,039	97,352,813	13,589,929
Income before income taxes	173,384,453	229,851,265	32,085,998

Income tax expense	(52,101,925)	(29,850,815)	(4,167,013)
Income (loss) before share of gains in equity investees	121,282,528	200,000,450	27,918,985

Share of loss/(income) in equity investees, net of tax	(869,757)	603,873	84,297
Net income(loss)	120,412,771	200,604,323	28,003,282

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GreenTree Hospitality Group Ltd.

Unaudited Restaurant Business Results

	Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Revenues
Leased-and-operated revenues	89,674,836	59,058,453	8,244,242
Franchised-and-managed revenues	3,769,753	3,176,474	443,419
Wholesales and others	49,505,597	35,511,759	4,957,250
Total revenues	142,950,186	97,746,686	13,644,911

Operating costs and expenses
Restaurant operating costs	(117,276,623)	(84,128,367)	(11,743,867)
Selling and marketing expenses	(5,591,136)	(4,564,490)	(637,178)
General and administrative expenses	(15,778,679)	(10,475,363)	(1,462,304)
Other operating expenses	(1,481,949)	(442,297)	(61,743)
Other general expenses	-	-	-
Total operating costs and expenses	(140,128,387)	(99,610,517)	(13,905,092)

Other operating income	1,917,838	370,679	51,745
Income from operations	4,739,637	(1,493,152)	(208,436)

Interest income and other, net	41,782	60,501	8,446
Interest expense	-	(48,716)	(6,800)
Gains (losses) from investment in equity securities	-	-	-
Other income, net	(27,094)	(23,362)	(3,262)
Income before income taxes	4,754,325	(1,504,729)	(210,052)

Income tax expense	(1,079,769)	(332,915)	(46,473)
Income (loss) before share of gains in equity investees	3,674,556	(1,837,644)	(256,525)

Share of loss/(income) in equity investees, net of tax	-	-	-
Net income(loss)	3,674,556	(1,837,644)	(256,525)

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$

Operating activities:
Net (loss) income	119,556,728	198,766,679	27,746,759

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,479,676	52,696,207	7,356,107
Noncash lease expense	137,229,448	129,173,622	18,031,942
Loss from disposal of a subsidiary	(839,682)	-	-
Bad debt expenses	21,768,072	25,491,737	3,558,509
Losses (Gains) and impairment on equity securities held	15,424,655	(24,800,795)	(3,462,057)
(Gains) losses on disposal of property, plant and equipment	(25,116,235)	190,764	26,630
Foreign exchange （gains）losses	(8,763,951)	5,889,694	822,170
Others non-cash expense(income)	(4,315,806)	(603,873)	(84,297)
(Gains) from the disposal of long-term investments	-	(114,042,806)	(15,919,762)
Accounts receivable	(7,729,152)	(32,232,489)	(4,499,482)
Inventories	14,889,563	(387,618)	(54,109)
Amounts due from related parties	299,828	433,622	60,531
Other current assets	5,084,951	(24,680,055)	(3,445,203)
Other assets	1,300,958	(9,355,971)	(1,306,043)
Accounts payable	(12,560,243)	(8,291,559)	(1,157,457)
Amounts due to related parties	(1,404,655)	(1,960,078)	(273,616)
Salary and welfare payable	(1,424,059)	397,005	55,420
Deferred revenue	(31,702,936)	(25,089,078)	(3,502,300)
Advance from customers	(417,287)	1,487,020	207,580
Accrued expenses and other current liabilities	(3,285,616)	46,320,173	6,466,047
Income tax payable	(8,261,323)	(3,499,520)	(488,514)
Unrecognized tax benefits	(6,196,090)	5,161,971	720,583
Operating lease liabilities	(109,769,095)	(97,768,770)	(13,647,994)
Other long-term liabilities	(8,319,829)	(1,472,329)	(205,529)
Deferred taxes	13,966,300	(17,010,361)	(2,374,555)
Net cash provided by operating activities	159,894,221	104,813,193	14,631,360

Investing activities:
Purchases of property, plant and equipment	(20,193,926)	(19,357,542)	(2,702,209)
Purchases of intangible assets	-	-	-
Proceeds from disposal of property, plant and equipment	139,733,100	237,334	33,131
Payment for acquisition of minority equity	(966,000)	-	-
Proceeds from disposal of a long-term investment	-	109,036,386	15,220,893
Advances for purchases of property and equipment	-	(25,034,964)	(3,494,746)
Purchases of short-term investments	-	(23,147)	(3,231)
Proceeds from short-term investments	419,362,037	-	-
Proceeds from long-term time deposits	(222,230,000)	-	-
Proceeds from disposal of subsidiaries	1,500,000	-	-
Loan to related parties	(270,000)	(625,000)	(87,247)
Repayment from related parties	-	118,982	16,609
Loan to third parties	(1,200,000)	-	-
Repayment of loan from third parties	5,595,889	-	-
Loan to franchisees	(1,600,000)	(2,010,000)	(280,585)
Repayment from franchisees	50,977,221	14,684,093	2,049,820
Net cash (used in) provided by investing activities	370,708,321	77,026,142	10,752,435

Financing activities:
Distribution to the shareholders	(760,321)	-	-
Repayment of short-term loans	(117,000,000)	(200,000)	(27,919)
Proceeds from bank loans	200,000,000	-	-
Net cash provided by (used in) financing activities	82,239,679	(200,000)	(27,919)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,799,929)	(9,958,977)	(1,390,220)

Net (decrease) increase in cash and cash equivalents	610,042,292	171,680,358	23,965,656
Cash and cash equivalents at the beginning of the period	791,600,712	1,525,201,938	212,909,981
Cash and cash equivalents at the end of the period	1,401,643,003	1,696,882,296	236,875,637

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GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Net income	119,556,728	198,766,679	27,746,759

Deduct:
Other operating income	38,768,236	10,762,348	1,502,366
Interest income and other, net	19,950,499	18,563,426	2,591,354
Gains from investment in equity securities	-	24,800,795	3,462,057
Share of gain in equity investees, net of tax	-	603,873	84,297
Other income, net	16,791,024	97,329,451	13,586,667

Add:
Other operating expenses	2,420,193	4,732,536	660,637
Other general expenses	11,756,531	11,611,311	1,620,877
Income tax expenses (benefits)	53,181,694	30,183,730	4,213,486
Share of loss in equity investees, net of tax	869,757	-	-
Interest expenses	4,369,058	3,817,915	532,960
Depreciation and amortization	60,479,676	52,696,207	7,356,106
Losses from investment in equity securities	15,424,655	-	-
Other expense, net	-	-	-
Adjusted EBITDA (Non-GAAP)	192,548,532	149,748,485	20,904,084

	Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
Net income	119,556,728	198,766,679	27,746,759

Deduct:
Government subsidies (net of 25% tax)	469,886	5,447,641	760,461
Gains from investment in equity securities	-	18,600,596	3,462,057
Other income (net of 25% tax)	12,593,268	101,507,790	14,169,941

Add:
Share-based compensation	31,324	-	-
Losses from investments in equity securities (net of 25% tax)	11,568,491	-	-
Other expense (net of 25% tax)	-	-	-
One-time fees and expenses	1,055,008	-	-
Other general expenses	11,756,531	11,611,311	1,620,877
Income tax expenses related to dividend distribution	-	7,299,300	1,018,943
Core net income (Non-GAAP)	130,904,926	92,121,263	11,994,120

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	1.29	0.91	0.12
Class B ordinary share-basic and diluted	1.29	0.91	0.12

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Hotel Operational Data

	June 30, 2024	June 30, 2025
Total hotels in operation:	4,272	4,509
Leased and owned hotels	62	55
Franchised hotels	4,210	4,454
Total hotel rooms in operation	312,734	321,977
Leased and owned hotels	6,937	6,772
Franchised hotels	305,797	315,245
Number of cities	353	357

	Quarter Ended
	2024 Q1	2025 Q1
Occupancy rate (as a percentage)
Leased-and-owned hotels	66.6%	61.0%
Franchised hotels	67.9%	64.1%
Blended	67.8%	64.0%
Average daily rate (in RMB)
Leased-and-owned hotels	235	236
Franchised hotels	167	155
Blended	169	157
RevPAR (in RMB)
Leased-and-owned hotels	157	144
Franchised hotels	113	99
Blended	114	100

	Quarter Ended
	2024 Q2	2025 Q2
Occupancy rate (as a percentage)
Leased-and-owned hotels	70.7%	72.3%
Franchised hotels	72.6%	67.8%
Blended	72.5%	67.9%
Average daily rate (in RMB)
Leased-and-owned hotels	250	245
Franchised hotels	171	164
Blended	173	166
RevPAR (in RMB)
Leased-and-owned hotels	177	177
Franchised hotels	124	111
Blended	135	113

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Mid-to-up-scale	505	569	47,697	52,773
GreenTree Eastern	227	236	24,493	25,107
Deepsleep Hotel	7	8	534	610
Gem	82	119	7,258	10,781
Gya	75	72	6,238	6,012
Vx	99	108	8,695	9,024
Others	15	26	499	1,239
Mid-scale	2,948	3,005	229,970	226,336
GreenTree Inn	2,315	2,366	182,957	184,561
GT Alliance	428	408	32,726	25,930
GreenTree Apartment	21	24	1,385	1,545
Vatica	109	107	7,705	7,481
Geli	75	100	5,197	6,819
Economy hotels	819	935	35,067	42,868
Shell	819	935	35,067	42,868
Others	-	-	-	-
Total	4,272	4,509	312,734	321,977

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Restaurant Operational Data

	June 30, 2024	June 30, 2025
Total restaurants in operation:	183	183
Leased and owned restaurants	24	15
Franchised restaurants	159	168
Number of cities[1]	64	53
Da Niang Dumplings	155	164
Bellagio	28	19

1.	Store mix shifted to fewer cities due to closures and relocations.

	Quarter Ended
	2024 Q1	2025 Q1
ADT
Leased-and-owned restaurants	155	210
Franchised restaurants	81	71
Blended	94	83
AC (in RMB)
Leased-and-owned restaurants	113	98
Franchised restaurants	42	35
Blended	59	48
ADS (in RMB)
Leased-and-owned restaurants	17,580	20,545
Franchised restaurants	3,364	2,459
Blended	5,525	4,029

	Quarter Ended
	2024 Q2	2025 Q2
ADT
Leased-and-owned restaurants	165	215
Franchised restaurants	73	74
Blended	90	85
AC (in RMB)
Leased-and-owned restaurants	105	88
Franchised restaurants	38	32
Blended	53	43
ADS (in RMB)
Leased-and-owned restaurants	17,306	18,931
Franchised restaurants	2,814	2,363
Blended	4,737	3,629

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For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Ms. Hannah Zhang

Phone: +86-182-2560-8592

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jerry.xu@christensencomms.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: karen.hui@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

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